December 22, 2009
Via Edgar submission
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, D.C. 20549
Attn: Paul Monsour
Re:	Spanish Broadcasting System Annual Report filed on Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the quarters ended March 31, June 30, and September 30, 2009 File No. 000-27823
Dear Mr. Monsour:
The following letter responds to the comments contained in the Staff’s letter dated November 23, 2009, regarding the Company’s above-referenced Annual Report filed on Form 10-K. For your convenience, we have repeated the Staff’s comments before each response. We would like to thank you in advance for your assistance with our compliance and enhancement to our disclosure requirements in our future filings.
Annual Report filed on Form 10-K for the year ended December 31, 2008
Item 7, MD&A of Financial Condition and Results of Operation
Critical Accounting Policies
Accounting for Indefinite Lived Intangible Assets and Goodwill, pages 46 – 47
1.
We note that FCC broadcasting licenses accounted for 67% of total assets as of June 30, 2009. We note that revenues, operating income, and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note that you recorded: 1) a $396.3 million license impairment for certain individual stations in your Los Angeles, San Francisco, Puerto Rico, Miami, and New York markets following an interim impairment test on June 30, 2008; 2) a $22.4 million license impairment for certain stations in all of your markets following your year-end impairment test on December 31, 2008; and 3) a $10.1 million license impairment for certain stations in your Chicago and San Francisco markets following an interim impairment test on March 31, 2009.

In light of the significance of your FCC broadcasting licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regards to the recoverability of FCC broadcasting licenses. For each unit of accounting (with a material license balance) that faces impairment risk, please disclose:
•	The percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.
•	A description of key assumptions that drive fair value in your discounted cash flow methodology.
•	The uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.
For further guidance refer to Release No. 33-8350 “Interpretation Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
In future filings, we will revise our disclosure in response to the Staff’s comment. Below is our 2008 “Accounting for Indefinite Lived Intangible Assets and Goodwill” disclosure related to our FCC broadcasting licenses, marked to illustrate how we propose to revise our disclosure in future filings. The following also addresses the Staff’s comments regarding the application of EITF D-108 or FASB ASC Topic 805-20-S99-3 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”:
Accounting for Indefinite-Lived Intangible Assets and Goodwill
Our indefinite-lived intangible assets consist of FCC broadcast licenses. FCC licenses are granted to stations for up to eight years under the Telecommunications Act of 1996 (the Act). The Act requires the FCC to renew a broadcast license if: (i) it finds that the station has served the public interest, convenience and necessity; (ii) there have been no serious violations of either the Communications Act of 1934 or the FCC’s rules and regulations by the licensee; and (iii) there have been no other serious violations, which taken together, constitute a pattern of abuse. We intend to renew our licenses indefinitely and evidence supports our ability to do so. Historically, there has been no material challenge to our license renewals. In addition, the technology used in broadcasting is not expected to be replaced by another technology any time in the foreseeable future.

In accordance with ~~SFAS No. 142,~~ FASB ASC Topic 350 “Intangibles- Goodwill and Other ~~Intangible Assets (SFAS No. 142)~~” (ASC 350), we do not amortize our FCC broadcasting licenses. We test these indefinite-lived intangible assets for impairment at least annually or when an event occurs that may indicate that impairment may have occurred. We test our FCC broadcasting licenses for impairment at the market cluster level. We apply the guidance of FASB ASC Topic 350-30-35, “Unit of Accounting for Purposes of Testing for Impairment of Intangible Assets Not Subject to Amortization” (ASC 350-30-35), to certain of our FCC broadcasting licenses, if their market operations are consolidated.
Our valuations principally use the discounted cash flow methodology. This income approach consists of a quantitative model, which assumes the FCC licenses are acquired and operated by a third-party. ~~This income approach incorporates variables such as types of signals, media competition, audience share,~~ The valuation method used is based on the premise that the only asset that the unbuilt start-up station would possess is the FCC license. The valuation method isolates the income attributable to a FCC license by modeling a hypothetical greenfield build-up to a normalized enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for as part of the build-up process. Consequently, the resulting accretion in value is solely attributed to the FCC license.
In the discounted cash flow projections, a period of ten years was determined to be an appropriate time horizon for the analysis. The yearly streams of cash flows are adjusted to present value using an after-tax discount rate calculated for the broadcast industry as of December 31 of each year. A risk premium is added to this base rate, in order to reflect the uncertainty associated with a start-up operation. Additionally, it is necessary to project the terminal value at the end of the ten-year projection period. The terminal value represents the hypothetical value of the licenses at the end of a ten-year period. An estimated amount of taxes are deducted from the assumed terminal value, which accordingly is discounted to net present value.
The key assumptions incorporated in the discounted cash flow model are market advertising revenue projections, market revenue share projections, anticipated operating profit margins and risk adjusted discount rates. These assumptions vary based on the market size, type of broadcast of signal, media competition and audience share. These assumptions primarily reflect industry norms for similar stations/broadcast signals, as well as historical performance and trends of the markets. In the preparation of the FCC license appraisals, we make estimates and assumptions are made that affect the valuation of the intangible asset. These estimates and assumptions could differ from actual results and could have a material impact on our financial statements in the future.

~~Since the adoption of SFAS No. 142, we generally tested for impairment on our FCC license intangible assets at the individual license level. Also, we applied the guidance in EITF 02-07, Unit of Accounting for Testing Impairment of Indefinite Lived Intangible Assets (EITF 02-07), to certain of our FCC license intangible assets if their signals were simulcasting and were operating as one revenue producing asset. As of December 31, 2008, we modified the application of EITF 02-07 from a simulcast station level to a market cluster level.~~ The key assumptions for the respective markets are further described as follows:
~~By not acquiring or disposing of any radio FCC licenses in the last two fiscal years, it has allowed our radio segment to mature and has permitted us to consolidate our operations in each market and streamline processes to ultimately reach increased economies of scale. Factors which influenced us to reach greater economies of scale were the current radio technologies available, the current economic conditions and the continued revenue declines in the radio broadcasting industry. These factors, in addition to the factors described in the EITF 02-07 discussion, caused us to review our application of EITF 02-07.~~
~~Since we modified our application of EITF 02-07 as of December 31, 2008 (i.e. change of unit of accounting), we performed the impairment testing both at the individual license level and the market cluster level as required under EITF 02-07.~~
Market Advertising Revenue Projections- Revenues are based on estimates of market revenues gathered from various third-party sources. Fiscal year 20XX total market revenues were determined based on this data and market revenues were forecast over the 10-year projection period to reflect the expected long-term growth rates for the broadcast industry and each market. Over the 10-year projection period, revenue growth rates have been projected to return to growth rates equal to the expected long-term growth rate in each market. The long-term growth rates have been estimated based on historical and expected performance in each market. In determining revenue growth rates in each market, revenue growth forecasts from various industry analysts are reviewed and analyzed.
Market Revenue Share Projections- Market revenue share projections are based upon the most recent average adjusted audience share for comparable stations operating in each market. This assumption is not specific to the performance of our stations and is predicated on the expectation that a new entrant into the market could reasonably be expected to perform at a level similar to the average competitor, assuming that competitor had similar technical facilities.
Anticipated Operating Profit Margins- Operating profits are defined as profit before interest, depreciation and amortization, income tax, and corporate allocation charges. Operating profits are then divided by broadcast revenues, net of agency and representative commissions, to compute the operating profit margin. Operating profit margins for each station are projected based upon industry operating margin norms, which reflect market size and station type. In determining operating profit margins in each market, third-party information is utilized. This assumption is not specific to the performance of our stations and is predicated on the expectation that a new entrant into the market could reasonably be expected to perform at a level similar to a typical competitor.
Risk Adjusted Discount Rates- Discount rates of XX% for our radio licenses and XX% for television licenses were used to calculate the present value of the net after-tax cash flows. The discount rates are based on an after-tax rate determined using the weighted average cost of capital model as of December 31, 20XX. The discount rates are not specific to us or to the stations, but are based upon the expected rates that would be used by a typical market participant, which include a risk premium.

These key assumptions are subject to such factors as: overall advertising demand, station listenership and viewership, audience tastes, technology, fluctuation in preferred advertising media and the estimated cost of capital. Since a number of factors may influence the determination of the fair value of our FCC broadcasting licenses, we are unable to predict whether impairments will occur in the future. Any significant change in these factors will result in a modification of the key assumptions, which may result in [additional] impairment.
For example, changes in our discount rates will significant impact on our impairment testing. We note that a XXX basis point increase in our discount rates would result in an [additional] impairment of $XX million.
As of December 31, 20XX, the percentage by which the fair value of our FCC licenses exceeded (or equaled) their carrying values were as follows:

Market 1	XX%
Market 2	XX%
Market 3	XX%
Market 4	XX%
Market 5	XX%
Market 6	XX%
Market 7	XX%
footnote continues...............
2.
We note that you used a discounted cash flow methodology to determine the fair value of your FCC broadcasting licenses. We also note that your methodology “consists of a quantitative model, which assumes the FCC licenses are acquired and operated by a third party.” In this regard please expand your disclosure to explain how this approach isolates the cash flows associated with each unit of accounting as required by EITF D-108.

Response:
In future filings, we will revise our disclosure in response to the Staff’s comments. We incorporated how we propose to revise our disclosure in our response to comment number one above. For your convenience, the following is an excerpt of our response to comment number one.
“Our valuations principally use the discounted cash flow methodology. This income approach consists of a quantitative model, which assumes the FCC licenses are acquired and operated by a third-party. The valuation method used is based on the premise that the only asset that the unbuilt start-up station would possess is the FCC license. The valuation method isolates the income attributable to a FCC license by modeling a hypothetical greenfield build-up to a normalized enterprise that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for as part of the build-up process. Consequently, the resulting accretion in value is solely attributed to the FCC license.”

Additionally, we note this proposed revised disclosure is consistent with our previous SEC comment letter response, dated January 18, 2005, which among other things includes how our approach used to estimate fair value in our impairment testing is not a residual approach.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at (305) 441-6901.

Very truly yours,
/s/ Joseph A. Garcia
Chief Financial Officer,
Chief Administrative Officer, Senior Executive Vice President and Secretary